SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35834

Multi-Class ETF Fund Exemptive Relief under the Investment Company Act of 1940

December 17, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of applications under section 6(c) of the Investment Company Act of 1940 ("Act"), each for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of the Applications: In each case, the Applicants (specified below) listed in the relevant paragraph below request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). Each Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Hearing or Notification of Hearing: An order granting the relevant application referenced below will be issued unless the SEC orders a hearing on that application. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on January 12, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: The relevant person listed under each application below at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, which may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

AB Municipal Income Fund, Inc., et al. [File No. 812-15570]

Applicants: AB Municipal Income Fund, Inc. and AllianceBernstein L.P.

Filing Dates: The application was filed on May 1, 2024 and amended on April 17, 2025, June 24, 2025, September 30, 2025, and December 5, 2025.

Addresses: Nancy E. Hay, AllianceBernstein L.P., nancy.hay@alliancebernstein.com and Paul M.

Miller, Esq., Seward & Kissel LLP, millerp@sewkis.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Allspring Funds Trust, et al. [File No. 812-15591]

Applicants: Allspring Funds Trust, Allspring Exchange-Traded Funds Trust and Allspring Funds Management, LLC.

Filing Dates: The application was filed on June 20, 2024 and amended on May 2, 2025, June 30, 2025, October 3, 2025, and December 15, 2025.

Addresses: Matthew Prasse, Allspring Funds Management, LLC, matthew.prasse@allspringglobal.com and Edward Baer, Ropes & Gray LLP, Edward.Baer@ropesgray.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Baron Investment Funds Trust, et al. [File No. 812-15793]

Applicants: Baron Investment Funds Trust, Baron Select Funds and BAMCO, Inc.

Filing Dates: The application was filed on May 12, 2025 and amended on October 2, 2025.

Addresses: Kristine Treglia, ktreglia@baroncapitalgroup.com; Allison M. Fumai, Esq., Dechert LLP, allison.fumai@dechert.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

BlackRock Funds, et al. [File No. 812-15652]

Applicants: BlackRock Advantage Global Fund, Inc., BlackRock Advantage SMID Cap Fund, Inc., BlackRock Bond Fund, Inc., BlackRock California Municipal Series Trust, BlackRock Equity

Dividend Fund, BlackRock Funds[SM], BlackRock Funds II, BlackRock Funds III, BlackRock Funds V, BlackRock Funds VI, BlackRock Global Allocation Fund, Inc., BlackRock International Select Equity Fund, BlackRock Large Cap Series Funds, Inc., BlackRock Multi-State Municipal Series Trust, BlackRock Municipal Bond Fund, Inc., BlackRock Municipal Series Trust, BlackRock Natural Resources Trust and BlackRock Strategic Global Bond Fund, Inc., BlackRock Advisors, LLC and BlackRock Fund Advisors.

Filing Dates: The application was filed on October 30, 2024 and amended on April 15, 2025, June 23, 2025, and September 30, 2025.

Addresses: Janey Ahn, Esq., BlackRock Advisors, LLC, 50 Hudson Yards, New York, New York 10001; Margery K. Neale, Esq., Willkie Farr & Gallagher LLP, MNeale@willkie.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Deutsche DWS Asset Allocation Trust [File No. 812-15679-01]

Applicants: Deutsche DWS Asset Allocation Trust, Deutsche DWS Global/International Fund, Inc., Deutsche DWS Income Trust, Deutsche DWS Institutional Funds, Deutsche DWS International Fund, Inc., Deutsche DWS Investment Trust, Deutsche DWS Market Trust, Deutsche DWS Municipal Trust, Deutsche DWS Portfolio Trust, Deutsche DWS Securities Trust, Deutsche DWS State Tax-Free Income Series, Deutsche DWS Tax Free Trust, DBX ETF Trust, DWS Investment Management Americas, Inc. and DBX Advisors LLC.

Filing Dates: The application was filed on December 20, 2024 and amended on April 11, 2025, April 14, 2025, June 27, 2025, and October 3, 2025.

Addresses: Caroline Pearson, 100 Summer Street, 8th Floor, Boston, MA 02110-2146, caroline.pearson@dws.com; John S. Marten, Vedder Price P.C., 222 North LaSalle Street, Chicago,

IL 60601-1104, jmarten@vedderprice.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Fidelity Hastings Street Trust, et al. [File No. 812-15517]

Applicants: Fidelity Hastings Street Trust and Fidelity Management & Research Company LLC.

Filing Dates: The application was filed on October 24, 2023 and amended on April 11, 2025, June 3, 2025, and September 29, 2025.

Addresses: Nicole Macarchuk, Esq. and Margaret Carey, Esq., Fidelity Management & Research Company LLC, Nicole.Macarchuk@fmr.com and Margaret.Carey@fmr.com; John V. O'Hanlon, Esq., Allison M. Fumai, Esq., and Stephanie A. Capistron, Esq., Dechert LLP, One International Place, 40th Floor, 100 Oliver Street, Boston, MA 02110.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Kaitlin C. Bottock, Assistant Director.

F/m Investments LLC, et al. [File No. 812-15501]

Applicants: The RBB Fund, Inc. and F/m Investments LLC.

Filing Dates: The application was filed on August 22, 2023 and amended on April 10, 2025, June 16, 2025, and September 29, 2025.

Addresses: Steven Plump, The RBB Fund, Inc., splump@rbbfund.com; Aisha J. Hunt, Esq., Kelley Hunt, PLLC, aisha@kelleyhunt.law; Jillian L. Bosmann, Esq., Faegre Drinker Biddle & Reath LLP, jillian.bosmann@faegredrinker.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

GMO Trust, et al. [File No. 812-15577]

Applicants: Grantham, Mayo, Van Otterloo & Co. LLC and GMO Trust.

Filing Dates: The application was filed on May 23, 2024 and amended on May 22, 2025, June 26, 2025, and October 3, 2025.

Addresses: Douglas Y. Charton, Esq., GMO Trust, Douglas.Charton@gmo.com; and Thomas R. Hiller, Esq., Ropes & Gray LLP, Thomas.Hiller@ropesgray.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Guinness Atkinsons Funds, et al. [File No. 812-15640]

Applicants: Guinness Atkinson Funds and Guinness Atkinson Asset Management, Inc.

Filing Dates: The application was filed on October 4, 2024 and amended on April 17, 2025, June 18, 2025, September 30, 2025, and December 4, 2025.

Addresses: James J. Atkinson, Guinness Atkinson Funds, jim.atkinson@gafunds.com and Alexandra K. Alberstadt, Esq., Seward & Kissell LLP, alberstadt@sewkis.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock, Assistant Director.

Harbor Funds, et al. [File No. 812-15760]

Applicants: Harbor Funds, Harbor ETF Trust and Harbor Capital Advisors, Inc.

Filing Dates: The application was filed on April 22, 2025 and amended on June 17, 2025, October 3, 2025, and December 12, 2025.

Addresses: Diana P. Podgorny, Esq., Harbor Capital Advisors, Inc., diana.podgorny@harborcapital.com; Christopher P. Harvey, Esq. and Stephanie A. Capistron, Esq., Dechert LLP, christopher.harvey@dechert.com and stephanie.capistron@dechert.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior

Special Counsel.

John Hancock Investment Trust, et al. [File No. 812-15637]

Applicants: John Hancock Investment Trust and John Hancock Investment Management LLC.

Filing Dates: The application was filed on September 26, 2024 and amended on April 11, 2025, June 5, 2025, June 17, 2025, and September 30, 2025.

Addresses: Kinga Kapuscinski, Esq., John Hancock Investment Management LLC, KKapuscinski@jhancock.com; Stephanie A. Capistron, Esq., Allison M. Fumai, Esq., and Christopher P. Harvey, Esq., Dechert LLP, stephanie.capistron@dechert.com, allison.fumai@dechert.com and christopher.harvey@dechert.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

J.P. Morgan Investment Management Inc., et al. [File No. 812-15662]

Applicants: J.P. Morgan Investment Management Inc., JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Exchange-Traded Fund Trust, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, and Undiscovered Managers Funds.

Filing Dates: The application was filed on November 25, 2024 and amended on April 14, 2025, June 23, 2025, September 30, 2025, and November 25, 2025.

Addresses: Gregory S. Samuels, Esq., J.P. Morgan Investment Management Inc., gregory.s.samuels@jpmchase.com; Dalia O. Blass, Esq. and Amy R. Dreisiger, Esq., Sullivan & Cromwell LLP, blassd@sullcrom.com and dreisigera@sullcrom.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, Christopher D. Carlson, Senior Counsel or Kaitlin C. Bottock, Assistant Chief Counsel.

Lord, Abbett & Co. LLC, et al. [File No. 812-15680]

Applicants: Lord, Abbett & Co. LLC, Lord Abbett Affiliated Fund, Inc., Lord Abbett Bond

Debenture Fund, Inc., Lord Abbett Developing Growth Fund, Inc., Lord Abbett Mid Cap Stock

Fund, Inc., Lord Abbett Municipal Income Fund, Inc., Lord Abbett Research Fund, Inc., Lord

Abbett Global Fund, Inc., Lord Abbett Series Fund, Inc., Lord Abbett Securities Trust, Lord Abbett

Investment Trust, and Lord Abbett Trust I.

Filing Dates: The application was filed on December 23, 2024 and amended on April 17, 2025,

September 30, 2025, and November 25, 2025.

Addresses: Brooke Fapohunda, Lord, Abbett & Co. LLC, BFapohunda@LordAbbett.com; Dalia O.

Blass, Esq. and Amy R. Dreisiger, Esq., Sullivan & Cromwell LLP, blassd@sullcrom.com and

dreisigera@sullcrom.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock,

Assistant Chief Counsel.

Morgan Stanley Institutional Fund Trust, et al. [File No. 812-15542]

Applicants: Morgan Stanley Institutional Fund Trust and Morgan Stanley Investment Management

Inc.

Filing Dates: The application was filed on January 29, 2024 and amended on April 11, 2025, June 9,

2025, and September 29, 2025.

Addresses: Deidre E. Walsh, Esq., Morgan Stanley Institutional Fund Trust,

deidre.walsh@morganstanley.com; and Allison M. Fumai, Esq., Dechert LLP,

allison.fumai@dechert.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock,

Assistant Director.

Neuberger Berman Investment Advisers LLC, et al. [File No. 812-15751]

Applicants: Neuberger Berman Investment Advisers LLC, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman ETF Trust, and Neuberger Berman Income Funds.

Filing Dates: The application was filed on April 10, 2025 and amended on June 23, 2025 and September 30, 2025.

Addresses: Joseph V. Amato, Neuberger Berman Investment Advisers LLC, 1290 Avenue of the Americas, New York, New York 10104-0002; Stacy L. Fuller, Esq. and Lori L. Schneider, Esq., K&L Gates LLP, Stacy.fuller@klgates.com and Lori.schneider@klgates.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

New York Life Investments Active ETF Trust, et al. [File No. 812-15839]

Applicants: New York Life Investments Active ETF Trust, New York Life Investments ETF Trust, New York Life Investments Funds, New York Life Investments Funds Trust, and New York Life Investment Management LLC.

Filing Dates: The application was filed on June 26, 2025 and amended on October 2, 2025.

Addresses: J. Kevin Gao, Esq., New York Life Investment Management LLC, kevin_gao@nylim.com; and Adam T. Teufel, Esq., Dechert LLP, adam.teufel@dechert.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Nushares ETF Trust, et al. [File No. 812-15644]

Applicants: Nushares ETF Trust, Nuveen Fund Advisors, LLC, Nuveen Municipal Trust, Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV, Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III, Nuveen

Investment Trust V, Nuveen Investment Funds, Inc., Nuveen Asset Management, LLC, Teachers Advisors, LLC, TIAA-CREF Funds and Winslow Capital Management, LLC.

Filing Dates: The application was filed on October 18, 2024 and amended on May 9, 2025, June 27, 2025, October 3, 2025, December 12, 2025, and December 16, 2025.

Addresses: Diana R. Gonzalez, Diana.Gonzalez@nuveen.com and Edward Baer, Esq., Ropes & Gray LLP, Edward.Baer@ropesgray.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Parnassus Funds, et al. [File No. 812-15908]

Applicants: Parnassus Funds, Parnassus Funds II, and Parnassus Investments, LLC.

Filing Dates: The application was filed on September 26, 2025, and amended on October 2, 2025.

Addresses: Benjamin E. Allen, Parnassus Investments, LLC, compliance@parnassus.com and Chelsea M. Childs, Esq., Ropes & Gray LLP, Chelsea.Childs@ropesgray.com

Further Information Contact: Asaf Barouk, Attorney Advisor, or Kaitlin C. Bottock, Assistant Director.

PFS Funds, et al. [File No. 812-15636]

Applicants: PFS Funds and Potomac Fund Management, Inc.

Filing Dates: The application was filed on September 24, 2024 and amended on April 22, 2025, June 16, 2025, September 30, 2025, and October 1, 2025.

Addresses: Jeffrey Provence, PFS Funds, jeff@pfsfunds.com and John H. Lively, Practus, LLP, john.lively@practus.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

PIMCO Funds, et al. [File No. 812-15708]

Applicants: PIMCO Funds, PIMCO Equity Series, PIMCO ETF Trust, and Pacific Investment

Management Company LLC.

Filing Dates: The application was filed on February 25, 2025 and amended on April 14, 2025, June

18, 2025, and October 3, 2025.

Addresses: Ryan G. Leshaw, Esq. and Timothy A. Bekkers, Esq., Pacific Investment Management

Company LLC, ryan.leshaw@pimco.com and timothy.bekkers@pimco.com; Douglas P. Dick, Esq.

and Adam T. Teufel, Esq., Dechert LLP, douglas.dick@dechert.com and adam.teufel@dechert.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior

Special Counsel.

Shelton Funds, et al. [File No. 812-15626]

Applicants: Shelton Funds, SCM Trust, and CCM Partners, LP dba Shelton Capital Management.

Filing Dates: The application was filed on September 11, 2024 and amended on April 18, 2025,

June 18, 2025, and September 30, 2025.

Addresses: Peter H. Schwartz, Esq, Davis Graham & Stubbs LLP,

peter.schwartz@davisgraham.com; Gregory T. Pusch, Esq. Shelton Capital Management,

gpusch@sheltoncap.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw,

Senior Special Counsel.

Segall Bryant & Hamill Trust, et al. [File No. 812-15641]

Applicants: Segall Bryant & Hamill Trust and Segall Bryant & Hamill, LLC.

Filing Dates: The application was filed on October 7, 2024 and amended on April 21, 2025, June

17, 2025, September 30, 2025, and November 21, 2025.

Addresses: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP,

peter.schwartz@davisgraham.com; Jasper Frontz, Segall Bryant & Hamill Trust,

jasper.frontz@cisbh.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior

Special Counsel.

SPDR Series Trust, et al. [File No. 812-15653]

Applicants: SPDR Series Trust, SPDR Index Shares Funds, The Select Sector SPDR Trust, SSGA

Funds, State Street Institutional Investment Trust, State Street Institutional Funds, Elfun Tax-

Exempt Income Fund, Elfun Income Fund, Elfun Diversified Fund, Elfun International Equity

Fund, Elfun Trusts and SSGA Funds Management, Inc.

Filing Dates: The application was filed on November 1, 2024 and amended on April 15, 2025, June

26, 2025, and September 30, 2025.

Addresses: Andrew J. DeLorme, Esq., State Street Investment Management,

andrew_delorme@ssga.com; W. John McGuire, Esq., and Beau Yanoshik, Esq., Morgan, Lewis &

Bockius LLP, john.mcguire@morganlewis.com and beau.yanoshik@morganlewis.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Kaitlin C. Bottock,

Assistant Chief Counsel.

TCW Metropolitan West Funds, et al. [File No. 812-15556]

Applicants: TCW Metropolitan West Funds, TCW ETF Trust, TCW Funds, Inc., Metropolitan West

Asset Management, LLC, and TCW Investment Management Company LLC.

Filing Dates: The application was filed on March 20, 2024 and amended on April 22, 2025, June 23,

2025, and October 3, 2025.

Addresses: Peter Davidson, Esq., Peter.Davidson@tcw.com; Brian D. McCabe, Esq., Ropes & Gray

LLP, Brian.McCabe@ropesgray.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

The Charles Schwab Family of Funds, et al. [File No. 812-15589]

Applicants: The Charles Schwab Family of Funds, Schwab Capital Trust, Schwab Investments, Schwab Strategic Trust, Laudus Trust, and Charles Schwab Investment Management, Inc.

Filing Dates: The application was filed on June 17, 2024 and amended on April 14, 2025, June 6, 2025, and October 2, 2025.

Addresses: Catherine MacGregor, Esq., Charles Schwab Investment Management, Inc., catherine.macgregor@schwab.com; Douglas P. Dick, Esq. and Adam T. Teufel, Esq., Dechert LLP, douglas.dick@dechert.com and adam.teufel@dechert.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Thornburg Investment Trust, et al. [File No. 812-15688]

Applicants: Thornburg Investment Trust, Thornburg ETF Trust and Thornburg Investment Management, Inc.

Filing Dates: The application was filed on January 8, 2025 and amended on April 21, 2025, June 23, 2025, and October 1, 2025.

Addresses: Garrett Thornburg, 2300 North Ridgetop Road, Santa Fe, New Mexico 87506; Jeremy C. Smith, Ropes & Gray LLP, Jeremy.Smith@ropesgray.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Touchstone Funds Group Trust, et al. [File No. 812-15582]

Applicants: Touchstone Funds Group Trust, Touchstone Strategic Trust, Touchstone ETF Trust, and Touchstone Advisors, Inc.

Filing Dates: The application was filed on May 31, 2024 and amended on May 1, 2025, June 23, 2025, and October 2, 2025.

Addresses: Terrie A. Wiedenheft, Touchstone Advisors, Inc, 303 Broadway, Suite 1100, Cincinnati, Ohio 45202; and Clair E. Pagnano, Esq. and Stacy L. Fuller, K&L Gates LLP, clair.pagnano@klgates.com and stacy.fuller@klgates.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Tweedy, Browne Fund Inc., et al. [File No. 812-15812]

Applicants: Tweedy, Browne Fund Inc. and Tweedy, Browne Company LLC.

Filing Dates: The application was filed on May 23, 2025 and amended on June 17, 2025 and October 2, 2025.

Addresses: Jason J. Minard and Susan Lively, Tweedy, Browne Company LLC, jminard@tweedy.com and slively@tweedy.com; Kenneth E. Burdon, Esq., Simpson Thacher & Bartlett LLP, Kenneth.Burdon@stblaw.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Victory Portfolios, et al. [File No. 812-15875]

Applicants: Victory Portfolios, Victory Portfolios II, Victory Portfolios III and Victory Portfolios IV and Victory Capital Management Inc.

Filing Dates: The application was filed on August 11, 2025 and amended on October 1, 2025 and November 21, 2025.

Addresses: Thomas Dusenberry, Victory Capital Management Inc., tdusenberry@vcm.com; Jay G. Baris and Matthew J. Kutner, Sidley Austin LLP, jbaris@sidley.com and mkutner@sidley.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Virtus Alternative Solutions Trust, et al. [File No. 812-15619]

Applicants: Virtus Alternative Solutions Trust, Virtus Asset Trust, Virtus Equity Trust, Virtus Event Opportunities Trust, Virtus Investment Trust, Virtus Opportunities Trust, Virtus Strategy Trust, The Merger Fund, ETFis Series Trust I, Virtus ETF Trust II, Virtus Alternative Investment Advisers, LLC and Virtus Investment Advisers, LLC.

Filing Dates: The application was filed on August 28, 2024 and amended on April 11, 2025, June 20, 2025, October 3, 2025, and December 12, 2025.

Addresses: Daphne Chisolm, Virtus Investment Advisers, LLC, daphne.chisolm@virtus.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.